Exhibit 99.3

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2013

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2013	December 31, 2012[1]	January 1, 2012[1]
Assets
Current assets
Cash and cash equivalents		$360.8	$797.3	$1,046.7
Gold bullion (market value $178.7; December 31, 2012 - $223.3)	4	96.9	96.9	96.8
Income taxes receivable		24.1	25.0	26.3
Receivables and other current assets	5	140.6	185.1	111.6
Inventories	6	283.9	259.5	192.3

		906.3	1,363.8	1,473.7

Non-current assets
Deferred income tax assets	7	63.1	55.4	41.4
Investments in associates and joint ventures	8	130.0	164.1	106.1
Mining assets	9	3,021.1	2,618.0	1,819.5
Exploration and evaluation assets		533.3	533.3	356.5
Goodwill		256.7	256.7	256.7
Other assets	10	249.5	304.3	247.7

		4,253.7	3,931.8	2,827.9

		$5,160.0	$5,295.6	$4,301.6

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$200.7	$219.4	$173.4
Income taxes payable		62.8	60.2	100.3
Dividends payable		3.8	48.6	47.0
Current portion of provisions	15	3.4	5.9	3.7
Other liabilities		1.6	1.1	6.6

		272.3	335.2	331.0

Non-current liabilities
Deferred income tax liabilities	7	285.2	281.5	245.1
Long-term debt	11(a)	639.9	638.8	—
Provisions	15	214.3	235.0	196.3
Other liabilities		0.5	0.3	0.3

		1,139.9	1,155.6	441.7

		1,412.2	1,490.8	772.7

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	16	2,316.1	2,315.8	2,308.6
Contributed surplus		34.4	26.7	19.9
Retained earnings		1,304.0	1,343.2	1,104.9
Accumulated other comprehensive income		16.0	42.4	41.1

		3,670.5	3,728.1	3,474.5
Non-controlling interests		77.3	76.7	54.4

		3,747.8	3,804.8	3,528.9

Contingencies and commitments	15(b), 24

		$5,160.0	$5,295.6	$4,301.6

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2013	2012[1]	2013	2012[1]
Revenues		$293.5	$336.2	$899.9	$1,054.8

Cost of sales	19	218.3	185.2	612.3	564.8
General and administrative expenses	20	13 .1	16.2	39.5	42.8
Exploration expenses		13 .7	32.1	51.6	73.7
Other		1.0	(0.6)	(6.9)	2.6

Operating costs		246.1	232.9	696.5	683.9

Earnings from operations		47.4	103.3	203.4	370.9
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	8	(5.1)	8.0	(4.3)	23.4
Finance costs	21	(4.7)	(2.9)	(20.6)	(7.2)
Foreign exchange gains (losses)		(2.4)	(0.9)	(3.8)	9.6
Interest income and derivatives and other investment gains (losses)	22	14.9	22.9	(67.7)	20.8

Earnings before income tax expense		50.1	130 .4	107.0	417.5
Income taxes	7	(22.6)	(43.7)	(87.5)	(140.9)

Net earnings		$27.5	$86.7	$19.5	$276.6

Net earnings attributable to
Equity holders of IAMGOLD Corporation		$25.3	$78.0	$7.8	$250.1
Non-controlling interests		2.2	8.7	11.7	26.5

		$27.5	$86.7	$19.5	$276.6

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	17
Basic		376.6	376.2	376.6	376.1
Diluted		376.9	376.8	376.9	376.8
Earnings per share ($ per share)
Basic		$0.07	$0.21	$0.02	$0.67
Diluted		$0.07	$0.21	$0.02	$0.66

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended		Nine months ended
(Unaudited)		September 30,		September 30,
(In millions of U.S. dollars)	Notes	2013	2012	2013	2012
Net earnings		$27.5	$86.7	$19.5	$276.6

Other comprehensive income (loss), net of taxes
Net unrealized change in fair value of available-for-sale financial assets, net of taxes	12(a)	2.4	17.2	(38.2)	12.4
Net realized change in fair value and impairment of available-for-sale financial assets, net of taxes	12(a)	0.1	(5.4)	12.4	(0.6)

		2.5	11.8	(25.8)	11.8
Currency translation adjustment		(0.7)	—	(0.6)	—

Total other comprehensive income (loss)		1.8	11.8	(26.4)	11.8

Comprehensive income (loss)		$29.3	$98.5	$(6.9)	$288.4

Comprehensive income (loss) attributable to
Equity holders of IAMGOLD Corporation		$27.1	$89.8	$(18.6)	$261.9
Non-controlling interests		2.2	8.7	11.7	26.5

		$29.3	$98.5	$(6.9)	$288.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2013	2012
Common shares
Balance, beginning of the period		$2,315.8	$2,308.6
Issued shares on exercise of share-based payments		0.3	6.5

Balance, end of the period		2,316.1	2,315.1

Contributed surplus
Balance, beginning of the period		26.7	19.9
Issued shares on exercise of share-based payments		(0.2)	(1.7)
Share-based payments	18	7.9	6.4

Balance, end of the period		34.4	24.6

Retained earnings
Balance, beginning of the period		1,343.2	1,104.9
Net earnings attributable to equity holders of IAMGOLD Corporation		7.8	250.1
Dividends to equity holders of IAMGOLD Corporation		(47.0)	(47.0)

Balance, end of the period		1,304.0	1,308.0

Accumulated other comprehensive income
Available-for-sale fair value reserve
Balance, beginning of the period		42.4	41.1
Net change in fair value of available-for-sale financial assets, net of taxes		(25.8)	—

Balance, end of the period		16.6	41.1
Currency translation adjustment		(0.6)	11.8

Total accumulated other comprehensive income		16.0	52.9

Equity attributable to IAMGOLD Corporation shareholders		3,670.5	3,700.6

Non-controlling interests
Balance, beginning of the period		76.7	54.4
Net earnings attributable to non -controlling interests		11.7	26.5
Dividends to non-controlling interests		(11.1)	(14.2)

Balance, end of the period		77.3	66.7

		$3,747.8	$3,767.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2013	2012[1]	2013	2012[1]
Operating activities
Net earnings		$27.5	$86.7	$19.5	$276.6
Adjustments for
Finance costs	21	4.7	2.9	20.6	7.2
Depreciation expense		48.0	37.9	129.0	116.7
Changes in estimates of asset retirement obligations at closed sites		—	—	(12.5)	0.5
Income taxes		22.6	43.7	87.5	140.9
Impairment (impairment reversal) of investments		(2.5)	1.2	64.2	20.7
Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents		(3.7)	(1.2)	(2.3)	(4.5)
Other non-cash items	23(a)	(2.5)	(26.7)	22.1	(49.3)
Adjustments for cash items	23(b)	2.6	(1.3)	6.4	(3.3)
Movements in non-cash working capital items and non-current ore stockpiles	23(c)	(2.5)	(8.2)	(48.6)	(43.7)

Cash from operating activities, before income taxes paid		94.2	135.0	285.9	461.8
Income taxes paid		(29.3)	(39.2)	(83.6)	(147.2)

Net cash from operating activities		64.9	95.8	202.3	314.6

Investing activities
Mining assets
Capital expenditures		(109.7)	(174.3)	(489.3)	(453.6)
Capitalized borrowing costs		—	—	(5.1)	—
Sales proceeds		2.0	0.2	2.7	0.7
Repayment from (advances to) related parties		6.1	(1.2)	(17.6)	(26.3)
Additions to exploration and evaluation assets		—	(0.6)	—	(2.2)
Acquisition of Côté Gold project		—	(5.3)	—	(485.7)
Other investing activities	23(d)	(0.5)	3.6	(7.8)	(36.2)

Net cash used in investing activities		(102.1)	(177.6)	(517.1)	(1,003.3)

Financing activities
Proceeds from issue of long term debt		—	650.0	—	650.0
Proceeds from issue of share capital		—	3.1	0.1	4.8
Dividends paid		(52.2)	(54.3)	(102.4)	(105.2)
Interest paid		(0.8)	(0.8)	(20.5)	(2.3)
Payment of transaction costs		—	(10.2)	—	(10.2)
Other		—	(0.3)	(1.2)	(4.8)

Net cash from (used in) financing activities		(53.0)	587.5	(124.0)	532.3

Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents		3.7	1.2	2.3	4.5
Reclassification of cash to assets held for sale		—	(0.4)	—	(0.4)

Increase (decrease) in cash and cash equivalents		(86.5)	506.5	(436.5)	(152.3)
Cash and cash equivalents, beginning of the period		447.3	387.9	797.3	1,046.7

Cash and cash equivalents, end of the period		$360.8	$894.4	$360.8	$894.4

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 5, 2013.

Certain 2012 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2013. Refer to note 2(c)(ii).

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The judgments, estimates and assumptions discussed here reflect updates from note 3(s) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

(i)	Impairment analysis of goodwill and non-financial assets

Based on the assessment performed by the Company on its cash generating units (“CGUs”), including goodwill allocated to those CGUs, as at June 30, 2013, the Company concluded that no impairment charge was required. As at September 30, 2013, the Company performed an evaluation to determine if significant negative changes had occurred since June 30, 2013 that would cause the carrying amount of the Company’s CGUs to exceed their recoverable amounts.

Since June 30, 2013, there was no change to the Company’s life of mine (“LOM”) plans or long-term gold price of $1,400 per ounce. The carrying amount of the CGUs and discount rates did not significantly change as compared to June 30, 2013. These factors led the Company to conclude that the recoverable amounts of its CGUs exceeded their carrying amounts as at September 30, 2013.

(c)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2012, except for the following new accounting standards and amendment to standards and interpretations, which were effective January 1, 2013, and were applied in preparing these consolidated interim financial statements. The Company evaluated the impact to its consolidated interim financial statements as a result of the new standards. These are summarized as follows:

(i)	IFRS 10 – Consolidated Financial Statements

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

superseded IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. Accordingly, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 did not have a material impact on the Company’s consolidated interim financial statements upon its adoption on January 1, 2013.

IAS 27, Separate Financial Statements, now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no material impact on the Company’s consolidated interim financial statements upon adoption of the amended IAS 27 on January 1, 2013.

(ii)	IFRS 11 – Joint Arrangements

As a result of the adoption of IFRS 11, the Company has changed its accounting with respect to its interests in joint arrangements. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Under IFRS 11, joint ventures are accounted for using the equity method and joint operations are accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements under IFRS 11, and concluded that Sadiola and Yatela are considered joint ventures for accounting purposes. Consequently, effective January 1, 2013, IAMGOLD began accounting for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation. Retrospective adjustments were applied as at the beginning of the earliest period presented, January 1, 2012. On transition, the initial investment was measured as the aggregate of the carrying amounts of the assets and liabilities that had previously been consolidated. On transition, the Company assessed the investments for indications of impairment and concluded no impairment existed.

The following tables summarize the adjustments made to the Company’s consolidated balance sheets at January 1, 2012 and December 31, 2012, and its consolidated statements of earnings and cash flows for the three and nine months ended September 30, 2012 as a result of accounting for its investments in Sadiola and Yatela using the equity method instead of proportionate consolidation.

Consolidated Balance Sheet

	January 1, 2012
	As previously reported	Adjustments	As restated
Assets
Cash and cash equivalents	$1,051.6	$(4.9)	$1,046.7
Receivables and other current assets	132.3	(20.7)	111.6
Inventories	239.1	(46.8)	192.3
Investments in associates and joint ventures	16.3	89.8	106.1
Mining assets	1,881.6	(62.1)	1,819.5
Other non-current assets	295.2	(47.5)	247.7

Impact on total assets		$(92.2)

Liabilities
Accounts payable and accrued liabilities	$205.6	$(32.2)	$173.4
Income tax payable	109.2	(8.9)	100.3
Current portion of provisions	6.7	(3.0)	3.7
Deferred income tax liabilities	256.4	(11.3)	245.1
Provisions	233.1	(36.8)	196.3

Impact on total liabilities		$(92.2)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

Consolidated Balance Sheet

	December 31, 2012
	As previously reported	Adjustments	As restated
Assets
Cash and cash equivalents	$813.5	$(16.2)	$797.3
Receivables and other current assets	160.6	24.5	185.1
Inventories	305.1	(45.6)	259.5
Investments in associates and joint ventures	56.1	108.0	164.1
Mining assets	2,713.3	(95.3)	2,618.0
Other non-current assets	360.3	(56.0)	304.3

Impact on total assets		$(80.6)

Liabilities
Accounts payable and accrued liabilities	$252.3	$(32.9)	$219.4
Income tax payable	62.2	(2.0)	60.2
Current portion of provisions	8.9	(3.0)	5.9
Deferred income tax liabilities	285.6	(4.1)	281.5
Provisions	273.6	(38.6)	235.0

Impact on total liabilities		$(80.6)

Consolidated Statement of Earnings

	Three months ended September 30, 2012
	As previously reported	Adjustments	As restated
Share of net earnings from investments in associates and joint ventures, net of income taxes	$0.2	$7.8	$8.0
Revenues	386.8	(50.6)	336.2
Cost of sales	(221.8)	36.6	(185.2)
Exploration expenses	(33.6)	1.5	(32.1)
Finance costs	(3.0)	0.1	(2.9)
Foreign exchange losses	(2.5)	1.6	(0.9)
Income taxes	(46.7)	3.0	(43.7)

Impact on net earnings and total comprehensive income		$—

	Nine months ended September 30, 2012
	As previously reported	Adjustments	As restated
Share of net earnings from investments in associates and joint ventures, net of income taxes	$8.5	$14.9	$23.4
Revenues	1,201.6	(146.8)	1,054.8
Cost of sales	(686.2)	121.4	(564.8)
Exploration expenses	(76.9)	3.2	(73.7)
Finance costs	(7.3)	0.1	(7.2)
Foreign exchange gains	8.5	1.1	9.6
Income taxes	(147.0)	6.1	(140.9)

Impact on net earnings and total comprehensive income		$—

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

Consolidated Statement of Cash Flows

	Three months ended September 30, 2012
	As previously reported	Adjustments	As restated
Net cash from operating activities	$97.6	$(1.8)	$95.8
Net cash used in investing activities	(188.6)	11.0	(177.6)

Impact on change in cash and cash equivalents		$9.2

	Nine months ended September 30, 2012
	As previously reported	Adjustments	As restated
Net cash from operating activities	$322.1	$(7.5)	$314.6
Net cash used in investing activities	(1,013.3)	10.0	(1,003.3)

Impact on change in cash and cash equivalents		$2.5

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. This standard introduces additional disclosure requirements such as information to enable users to evaluate the nature of, and risks associated with an entity’s interests in other entities. There was no material impact on the Company’s consolidated interim financial statements upon adoption of IFRS 12 on January 1, 2013.

(iv)	IFRS 13 – Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There was no material impact on the Company’s consolidated interim financial statements upon adoption of IFRS 13 on January 1, 2013. The Company provides IFRS 13 disclosure requirements in note 13, which helps users of its consolidated interim financial statements assess both of the following:

•

For assets and liabilities that are measured at fair value on a recurring or non-recurring basis in the balance sheet after initial recognition, the valuation techniques and inputs used to develop those measurements.

•	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income for the period.

(v)	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Based on its review, there was no material impact on the Company’s consolidated interim financial statements upon the adoption of IFRIC 20 on January 1, 2013.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(d)	Basis of consolidation

Subsidiaries, joint ventures and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	September 30, 2013	December 31, 2012	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting[3]
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting[3]
Galane Gold Ltd.	Mupane mine – Botswana	43%	45%	Associate	Equity accounting
INV Metals Inc.	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

[1]	Division of IAMGOLD Corporation.
[2]	Trelawney Mining and Exploration Inc., which owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.
[3]	Effective with the adoption of IFRS 11 on January 1, 2013, IAMGOLD accounts for its interests in the Sadiola and Yatela mines using the equity method instead of proportionate consolidation.

3.	FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the nine months ended September 30, 2013, and have not been applied in preparing these consolidated interim financial statements. The Company will evaluate the impact of the changes to its consolidated interim financial statements as a result of the new standards. The new standards are summarized as follows:

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The date IFRS 9 becomes effective is in the process of being finalized by the International Accounting Standards Board. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

Amendments to IAS 32 – Financial Instruments: Presentation

The IASB has issued amendments to IAS 32, Financial Instruments: Presentation which will be effective for the annual period beginning on January 1, 2014. These amendments clarify certain aspects of offsetting financial assets and liabilities.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

4.	GOLD BULLION

				September 30, 2013	December 31, 2012
Ounces held		(oz	)	134,737	134,737
Weighted average acquisition cost	($	/oz	)	$720	$720
Acquisition cost	($	millions	)	$96.9	$96.9
Spot price for gold, end of the period	($	/oz	)	$1,327	$1,658
Market value, end of the period	($	millions	)	$178.7	$223.3

5.	RECEIVABLES AND OTHER CURRENT ASSETS

	September 30, 2013	December 31, 2012
Gold receivables	$8.4	$6.4
Niobium receivables	21.0	16.8
Receivables from governments [1]	39.2	40.4
Receivables from related parties	38.4	57.1
Other receivables	8.3	9.7

Total receivables	115.3	130.4
Marketable securities and warrants	8.1	19.0
Prepaid expenses	12.2	18.9
Derivatives	4.4	16.8
Other current as sets	0.6	—

	$140.6	$185.1

[1]	Receivables from governments relate primarily to value added tax.

6.	INVENTORIES

	September 30, 2013	December 31, 2012
Finished goods
Gold production inventories	$65.1	$38.9
Niobium production inventories	15.2	14.5
Ore stockpiles	18.5	42.8
Mine supplies	185.1	163.3

	283.9	259.5
Ore stockpiles included in other non-current assets	99.5	82.6

	$383.4	$342.1

7.	INCOME TAXES

The Company estimates the effective income tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.

The effective income tax rate varies from the combined Canadian federal and provincial statutory income tax rate and mining duty rate. The differences between the effective income tax rate and combined statutory rate are due to fluctuations in the mix of income, exchange rates for foreign currency, the non-recognition of losses and other items.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

8.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates are those entities in which the Company has significant influence, but no control or joint control.

A joint venture is an arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement. This is an arrangement that involves the use of a separate vehicle, where the individual assets and liabilities of the arrangement reside with the vehicle, in both form and substance.

Associates

IAMGOLD owned 43% of the outstanding shares of Galane Gold Ltd. (“Galane”) as at September 30, 2013. The ownership percentage in Galane as of December 31, 2012 was 45%. The share purchase agreement does not have any reference to other rights that would give control to IAMGOLD.

IAMGOLD owned 47% of outstanding shares in INV Metals Inc. (“INV Metals”) as at September 30, 2013 and December 31, 2012. The share purchase agreement restricts IAMGOLD from changing the board of directors of INV Metals during the 24-month period commencing June 20, 2012, except to nominate one board member.

Joint ventures

Upon the adoption of IFRS 11, Joint Arrangements, the Company’s interests in the Sadiola (41%) and Yatela (40%) gold mines in Mali were considered joint ventures for accounting purposes. Both entities are structured as a separate vehicle and provide the Company rights to the net assets of the entity. Consequently, effective January 1, 2013, with retrospective adjustments applied at the beginning of the earliest period presented, January 1, 2012, IAMGOLD accounts for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation.

Equity accounting

Associates and joint ventures are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of net earnings (losses) is included in the consolidated statements of earnings as share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.

	Associates		Joint Ventures
	Galane[1]	INV Metals[2]	Sadiola	Yatela	Total
Balance, January 1, 2012	$16.3	$—	$84.2	$5.6	$106.1
Acquisition	—	27.8	—	—	27.8
Dividends	—	—	(16.5)	—	(16.5)
Share of net earnings (losses), net of income taxes	12.0	—	38.7	(4.0)	46.7

Balance, December 31, 2012	28.3	27.8	106.4	1.6	164.1
Impairment, net of reversal	(20.3)	(17.2)	—	—	(37.5)
Translation reserve	—	(0.6)	—	—	(0.6)
Share of net earnings (losses), net of income taxes	(8.0)	(1.2)	14.8	(9.9)	(4.3)
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3

Balance, September 30, 2013	$—	$8.8	$121.2	$—	$130.0

[1]	The Company’s unrecognized share of Galane’s net losses for the three and nine months ended September 30, 2013 was $3.5 million.
[2]	Refer to note 13(b).

The breakdown of the assets and liabilities that have been aggregated into the single line investments in associates and joint ventures as at January 1, 2012 following the adoption of IFRS 11 is as follows:

	Sadiola	Yatela	Total
Cash and cash equivalents	$1.5	$3.4	$4.9
Other current assets	44.4	23.1	67.5
Non-current assets	103.6	6.0	109.6
Current liabilities	(32.7)	(11.4)	(44.1)
Non-current liabilities	(32.6)	(15.5)	(48.1)

Net assets	$84.2	$5.6	89.8
Investments in associates prior to the adoption of IFRS 11			16.3

Balance, January 1, 2012 upon adoption of IFRS 11			$106.1

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

9.	MINING ASSETS

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2012	$95.9	$1,634.6	$1,059.1	$2,789.6
Additions[1]	379.2	105.8	115.6	600.6
Changes in asset retirement obligations	—	29.4	—	29.4
Disposals	—	—	(11.4)	(11.4)
Transfer[2]	329.6	—	—	329 .6
Transfers within mining assets	(103.0)	25.1	77.9	—
Other	—	—	9.0	9.0

Balance, December 31, 2012	701.7	1,794.9	1,250.2	3,746.8
Additions[1]	361.9	104.0	100.1	566.0
Changes in asset retirement obligations	—	(9.2)	—	(9.2)
Disposals	—	—	(20.7)	(20.7)
Transfers within mining assets	(152.4)	13.3	139.1	—

Balance, September 30, 2013	$911.2	$1,903.0	$1,468.7	$4,282.9

Accumulated Depreciation
Balance, January 1, 2012	$—	$629.4	$340.7	$970.1
Depreciation expense[3]	—	73.5	92.0	165.5
Disposals	—	—	(7.3)	(7.3)
Other	—	—	0.5	0.5

Balance, December 31, 2012	—	702.9	425.9	1,128.8
Depreciation expense[3]	—	71.4	78.1	149.5
Disposals	—	—	(16.5)	(16.5)

Balance, September 30, 2013	$—	$774.3	$487.5	$1,261.8

Carrying amount, December 31, 2012	$701.7	$1,092.0	$824.3	$2,618.0

Carrying amount, September 30, 2013	$911.2	$1,128.7	$981.2	$3,021.1

[1]	Includes borrowing costs of $17.9 million capitalized during the nine months ended September 30, 2013 (year ended December 31, 2012 – $1.6 million) at a weighted average interest rate of 6.95%.
[2]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During the year ended December 31, 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.

[3]	Excludes depreciation expense relating to corporate assets, which is included in general and administrative expenses.

10.	OTHER NON-CURRENT ASSETS

	September 30, 2013	December 31, 2012
Ore stockpiles	$99.5	$82.6
Marketable securities and warrants	34.5	76.3
Deposits on non -current assets	19.2	77.3
Receivables from governments [1]	27.1	25.3
Receivables from related parties	22.8	1.3
Royalty interests	16.9	18.8
Capital assets	11.7	10.3
Other	17.8	12.4

	$249.5	$304.3

[1]	Receivables from governments relate primarily to exploration credits.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

11.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013.

The following are the contractual maturities related to the Notes, including interest payments.

	Payments due by period
Balance, September 30, 2013	Carrying amount[1]	Contractual cash flows	Remainder of 2013	2014 - 2015	2016 - 2017	Thereafter
Notes	$650.0	$979.1	$21.9	$87.8	$87.8	$781.6

[1]	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $10.1 million as at September 30, 2013 (December 31, 2012 – $11.2 million).

(b)	Credit facilities

The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at September 30, 2013 and December 31, 2012. The Company has complied with its credit facility covenants as at September 30, 2013.

The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is April 22, 2014, after executing its option to extend the term of the facility for one year. The Company’s letters of credit that guarantee certain asset retirement obligations are revalued to U.S. dollars at the end of each reporting period. As at September 30, 2013 the balance was $67.2 million compared to $69.5 million at December 31, 2012. Refer to Note 15(a).

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at September 30, 2013 was $2.7 million (December 31, 2012 – $3.7 million).

12.	FINANCIAL INSTRUMENTS

	September 30, 2013		December 31, 2012
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$360.8	$360.8	$797.3	$797.3
Total current receivables	115.3	115.3	130.4	130.4
Total non-current receivables	49.9	49.9	26.6	26.6
Marketable securities and warrants	42.6	42.6	95.3	95.3
Fixed rate investments	5.3	5.3	—	—
Net derivative assets	2.7	2.7	16.6	16.6
Accounts payable and accrued liabilities	(200.7)	(200.7)	(219.4)	(219.4)
Long-term debt[1]	(650.0)	(591.5)	(650.0)	(651.6)

[1]	The carrying amount and the fair values of the long-term debt exclude unamortized deferred transaction costs of $10.1 million as at September 30, 2013 (December 31, 2012 – $11.2 million).

(a)	Available-for-sale marketable securities, held for trading warrants and market price risk

Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants. During the nine months ended September 30, 2013, the Company reviewed the value of its marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $26.7 million ($1.8 million for the three months ended September 30, 2013) was required, of which $14.3 million ($nil for the three months ended September 30, 2013) was transferred from other comprehensive income to interest income and derivatives and other investment gains (losses).

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

	Three months ended September 30,		Nine months ended September 30,
Movement in available-for-sale fair value reserve	2013	2012	2013	2012
Net unrealized change in fair value of available-for-sale financial assets
Unrealized gains (losses)	$2.8	$19.9	$(44.1)	$14.2
Tax impact	(0.4)	(2.7)	5.9	(1.8)

	2.4	17.2	(38.2)	12.4

Net realized change in fair value and impairment of available-for-sale financial assets
Losses (gains) on sale of marketable securities	0.1	(7.2)	0.1	(16.5)
Transfer of impairment losses	—	1.0	14.3	15.9
Tax impact	—	0.8	(2.0)	—

	0.1	(5.4)	12.4	(0.6)

	$2.5	$11.8	$(25.8)	$11.8

Unrealized losses relating to the change in the fair value of the Company’s warrants recorded in the consolidated statements of earnings were $0.1 million for the three months September 30, 2013 (September 30, 2012 – $0.4 million) and $0.6 million for the nine months ended September 30, 2013 (September 30, 2012 – $2.0 million).

(b)	Currency exchange rate risk

As at September 30, 2013, the Company had outstanding contracts, which did not qualify for hedge accounting for:

•	Canadian dollar forward and option contracts for the remainder of 2013 of C$75 million ($74 million) covering approximately 48% of its planned exposure. Contract rates range from C$1.00/$ to C$1.07/$.

•	Canadian dollar forward and option contracts for 2014 of C$305 million ($297 million) covering approximately 45% of its planned exposure. Contract rates range from C$1.02/$ to C$1.10/$.

•	Euro forward and option contracts for the remainder of 2013 of €46 million ($58 million) covering approximately 52% of its planned exposure. Contract rates range from $1.18/€ to $1.28/€.

•	Euro forward and option contracts for 2014 of €96 million ($120 million) covering approximately 31% of its planned exposure. Contract rates were $1.25/€.

The fair value as at September 30, 2013 was included in other current and non-current assets (liabilities).

	September 30, 2013	December 31, 2012
Canadian dollar (C$)	$(0.8)	$9.2
Euro (€)	2.7	4.8

	$1.9	$14.0

(c)	Oil contracts and fuel market price risk

As at September 30, 2013, the Company had outstanding option contracts for the remainder of 2013 for 141,000 barrels of oil, which did not qualify for hedge accounting, covering approximately 46% of its estimated fuel exposure. Contract prices range from $75 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.

The fair value as at September 30, 2013 was included in the derivatives line of receivables and other current assets.

	September 30, 2013	December 31, 2012
Crude oil option contracts	$1.2	$2.7

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(d)	Aluminum contracts and market price risk

As at September 30, 2013, the Company had the following outstanding contracts at the Niobec mine, which did not qualify for hedge accounting:

•

Swap contracts for the remainder of 2013 for 900 metric tonnes of aluminum, covering approximately 85% of its planned exposure. Contract rates range from $1,955 per metric tonne to $2,146 per metric tonne.

•

Swap and option contracts for 2014 for 2,400 metric tonnes of aluminum, covering approximately 49% of its planned exposure. Contract rates range from $1,900 per metric tonne to $2,150 per metric tonne.

The fair value as at September 30, 2013 was included in other current and non-current liabilities.

	September 30, 2013	December 31, 2012
Aluminum contracts	$(0.4)	$(0.1)

(e)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings. Derivative gains (losses) relate to contracts associated with the mine sites, development projects and corporate.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Unrealized gains (losses ) on
Derivatives - currency contracts	$6.8	$14.5	$(12.1)	$21.8
Derivatives - oil contracts	—	2.7	(1.5)	0.8
Derivatives - aluminum contracts	0.4	0.7	(0.3)	0.7
Other	(0.1)	(0.4)	(0.6)	(2.0)

	7.1	17.5	(14.5)	21.3

Realized gains (losses) on
Derivatives - currency contracts	2.3	(0.7)	8.6	(2.6)
Derivatives - oil contracts	1.8	(0.5)	2.1	(0.1)
Derivatives - aluminum contracts	(0.3)	(0.2)	(0.5)	(0.7)

	3.8	(1.4)	10.2	(3.4)

	$10.9	$16.1	$(4.3)	$17.9

13.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(a)	Assets and liabilities measured at fair value on a recurring basis

As at September 30, 2013, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, September 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$360.8	$—	$—	$360.8
Marketable securities	31.2	—	11.2	42.4
Warrants	—	0.2	—	0.2
Fixed rate investments	5.3	—	—	5.3
Derivatives
Currency contracts	—	3.2	—	3.2
Oil contracts	—	1.2	—	1.2

	$397.3	$4.6	$11.2	$413.1

Liabilities
Derivatives
Currency contracts	$—	$1.3	$—	$1.3
Aluminum contracts	—	0.4	—	0.4

	$—	$1.7	$—	$1.7

(b)	Assets and liabilities measured at fair value on a non-recurring basis

Fair value, September 30, 2013	Level 1	Level 2	Level 3	Total
Investments in associates - INV Metals [1]	$8.8	$—	$—	$8.8

[1]

Investment in INV Metals included in investments in associates and joint ventures accounted for using the equity method had impairment charges of $17.2 million for the nine months ended September 30, 2013 (impairment charges reversed of $4.3 million for the three months ended September 30, 2013).

(c)	Valuation techniques

Marketable securities

The fair value of available-for-sale marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are available-for-sale financial assets and are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Available-for-sale financial assets included in Level 3
Balance, January 1, 2013	$21.7
Change in fair value reported in other comprehensive income	(10.5)

Balance, September 30, 2013	$11.2

Warrants

The fair value of warrants, classified as financial assets at fair value through profit or loss, is obtained through the use of the Black-Scholes pricing model, which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

Fixed rate investments

The fair value of fixed rate investments is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at September 30, 2013 was $591.5 million.

Investments in associates

After application of the equity method, the fair value of an investment in associate is measured for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company measures fair value of its investment in associates based on a market approach reflecting the closing price of the investment in associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy.

14.	CAPITAL MANAGEMENT

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$360.8	$797.3
Gold bullion at market value	178.7	223.3
Credit facilities available for use	750.0	750.0
Long-term debt[1]	650.0	650.0
Common shares	2,316.1	2,315.8

[1]	Long-term debt excludes unamortized deferred transaction costs of $10.1 million as at September 30, 2013 (December 31, 2012 – $11.2 million).

The Company’s approach to capital management is disclosed in note 20 of the Company’s consolidated financial statements for the year ended December 31, 2012. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2013.

The total of the Company’s cash and cash equivalents, and gold bullion (market value) at September 30, 2013 was $539.5 million (December 31, 2012 – $1,020.6 million).

The Company is in the process of filing a renewal of its existing short-form base shelf prospectus. This renewal will have a life of 25 months and is intended to facilitate additional financing of up to $1.0 billion.

In January 2013, the Company paid the 2012 semi-annual dividend of $0.125 per share totalling $47.1 million. In June 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share totalling $47.0 million, which was paid on July 12, 2013. During the three months ended September 30, 2013, $5.2 million of the dividends paid (nine months ended September 30, 2013 – $8.3 million) related to non-controlling interests. Dividends payable of $3.8 million as at September 30, 2013 related to non-controlling interests.

15.	PROVISIONS

	September 30, 2013	December 31, 2012
Asset retirement obligations	$194.5	$218.5
Other	23 .2	22 .4

	$217.7	$240.9

Non-current provisions	$214.3	$235.0
Current portion of provisions	3.4	5.9

	$217.7	$240.9

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(a)	Asset retirement obligations

As at September 30, 2013, the Company had letters of credit in the amount of $67.2 million to guarantee asset retirement obligations compared to $69.5 million at December 31, 2012. The Company also had legally restricted cash of $3.6 million as at September 30, 2013 (December 31, 2012 – $3.1 million) revalued for foreign exchange movements included in other non-current assets for the purposes of settling asset retirement obligations.

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at September 30, 2013, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

16.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

	Nine months ended September 30,
Number of shares (in millions)	2013	2012
Outstanding, beginning of the period	376.5	375.9
Issuance of share capital	0.1	0.5

Outstanding, end of the period	376.6	376.4

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

17.	EARNINGS PER SHARE

Basic earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Numerator
Net earnings attributable to equity holders of IAMGOLD	$25.3	$78.0	$7.8	$250.1

Denominator (in millions )
Weighted average number of common shares (basic)	376.6	376.2	376.6	376.1

Basic earnings attributable to equity holders of
IAMGOLD per share ($/share)	$0.07	$0.21	$0.02	$0.67

Diluted earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.2	376.6	376.1
Dilutive effect of share options	—	0.4	—	0.5
Dilutive effect of restricted share units	0.3	0.2	0.3	0.2

Weighted average number of common shares (diluted)	376.9	376.8	376.9	376.8

Diluted earnings attributable to equity holders of
IAMGOLD per share ($/share)	$0.07	$0.21	$0.02	$0.66

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2013	2012	2013	2012
Share options	5.5	3.1	5.5	3.1
Performance share units	0.4	0.1	0.4	0.1
Restricted share units	0.1	—	—	—

	6.0	3.2	5.9	3.2

18.	SHARE-BASED PAYMENTS

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Share option plan	$1.0	$1.0	$3.5	$3.4
Share bonus plan	0.4	0.4	1.1	0.8
Deferred share plan	1.2	0.9	3.3	2.2

	$2.6	$2.3	$7.9	$6.4

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three to five years and expire no later than 7 years from the grant date.

As at September 30, 2013, the total number of shares reserved for the grants of share options was 20,257,401. As at September 30, 2013, the shares that remained in reserve were 6,503,601 of which 5,482,494 were outstanding and 1,021,107 were unallocated.

	Share options (in millions)	Weighted average exercise price (C$ )[1]
Outstanding, beginning of the year	4.2	$13.92
Granted	2.0	7 .70
Exercised	—	—
Forfeited	(0.7)	8.19

Outstanding, end of the period	5.5	$12.36

Exercisable, end of the period	1.8	$14.90

[1]	Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2013, between the U.S. dollar and Canadian dollar was C$1.03/$.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted during the nine months ended September 30, 2013. The estimated fair value of the options is expensed over its expected life.

Nine months ended September 30, 2013	Share options
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	46%
Weighted average dividend yield	3.35%
Weighted average expected life of options is sued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$2.34
Weighted average share price at grant date (C$ per share)	$7.67
Weighted average exercise price (C$ per share)	$7.70

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

(i)	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. As at September 30, 2013, the shares that remained in reserve were 431,210 of which 145,313 were outstanding and 285,897 were unallocated.

The Company had outstanding restricted share units of 0.2 million as at September 30, 2013 under the share bonus plan reserve. There were no restricted share units issued to employees and directors under the share bonus plan reserve during the nine months ended September 30, 2013.

Deferred share plan

The Company has a deferred share plan for employees and directors whereby a maximum of 2,359,489 common shares may be awarded. As at September 30, 2013, the shares that remained in reserve were 2,241,291 of which 1,571,496 were outstanding and 669,795 were unallocated.

(in millions)	Share units
Outstanding, beginning of the year	0.8
Granted	0.9
Forfeited	(0.1)

Outstanding, end of the period	1.6

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(ii)	Summary of awards

Restricted share units (“RSU”)

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted during the nine months ended September 30, 2013. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2013	Restricted share units
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	44%
Weighted average dividend yield	3.27%
Weighted average expected life of RSUs issued (years)	2.8
Weighted average grant-date fair value (C$ per share)	$7.22
Weighted average share price at grant date (C$ per share)	$7.88
Model used	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units (“PSU”)

The following are the weighted average inputs to the model used in determining fair value for performance share units granted during the nine months ended September 30, 2013. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2013	Performance share units
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	44%
Weighted average expected life of PSUs issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	$3.47
Weighted average share price at grant date (C$ per share)	$7.57
Model used	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

19.	COST OF SALES

Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Operating costs - mines	$159.0	$132.0	$445.9	$400.8
Royalties	12.3	15.9	39.8	49.1
Depreciation expense[1]	47.0	37.3	126.6	114.9

	$218.3	$185.2	$612.3	$564.8

[1]	Depreciation expense excludes depreciation relating to corporate assets, which is included in general and administrative expenses.

20.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries	$5.6	$6.6	$18.2	$18.1
Director fees and expenses	0.4	0.6	1.2	1.8
Professional and consulting fees	1.8	3.2	6.2	7.6
Other administration costs	1.7	2.9	3.6	7.1
Share-based payments	2.6	2.3	7.9	6.4
Depreciation expense	1.0	0.6	2.4	1.8

	$13.1	$16.2	$39.5	$42.8

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

21.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest expense	$2.8	$1.2	$15.8	$1.2
Credit facility fees	1.4	1.1	3.7	3.3
Accretion expense	0.5	0.1	1.0	0.9
Other	—	0.5	0.1	1.8

	$4.7	$2.9	$20.6	$7.2

22.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest income	$0.6	$0.6	$2.5	$2.5
Impairment reversal (impairment) of investments	2.5	(1.2)	(64.2)	(20.7)
Derivative gains (losses)	10.9	16.1	(4.3)	17.9
Gains (losses) on sale of assets	—	(0.9)	(0.2)	1.3
Gains on sale of marketable securities	0.8	7.2	0.8	16.5
Other	0.1	1.1	(2.3)	3.3

	$14.9	$22.9	$(67.7)	$20.8

23.	CASH FLOW ITEMS

(a) Adjustments for other non-cash items within operating activities

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Share-based payments	$2.6	$2.3	$7.9	$6.4
Gains on sale of marketable securities	(0.8)	(7.2)	(0.8)	(16.5)
Derivative losses (gains)	(10.9)	(16.1)	4.3	(17.9)
Losses (gains) on sale of assets	—	0.9	0.2	(1.3)
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes	5.1	(8.0)	4.3	(23.4)
Other	1.5	1.4	6.2	3.4

	$(2.5)	$(26.7)	$22.1	$(49.3)

(b)	Adjustments for cash items within operating activities

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Disbursements related to asset retirement obligations	$(1.1)	$(0.3)	$(3.3)	$(1.1)
Settlement of derivatives	3.8	(0.8)	10.2	(1.7)
Other	(0.1)	(0.2)	(0.5)	(0.5)

	$2.6	$(1.3)	$6.4	$(3.3)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Receivables and other current assets	$(3.3)	$(6.9)	$(0.3)	$4.0
Inventories and non-current ore stockpiles	(8.8)	(25.2)	(29.6)	(63.4)
Accounts payable and accrued liabilities	9.6	23.9	(18.7)	15.7

	$(2.5)	$(8.2)	$(48.6)	$(43.7)

(d)	Other investing activities

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Acquisition of investments	$(0.7)	$(2.6)	$(6.6)	$(48.9)
Proceeds from sale of investments	0.9	7.6	1.0	17.8
Net acquisitions of other assets	(0.7)	(1.4)	(2.2)	(5.1)

	$(0.5)	$3.6	$(7.8)	$(36.2)

24.	COMMITMENTS

(a)	Capital commitments

	September 30, 2013	December 31, 2012
Purchase obligations	$77.5	$98.8
Capital expenditures obligations	42.5	100.7
Leases	5.1	8.6

	$125.1	$208.1

(b)	Capital commitments – payments due by period

	Payments due by period
At September 30, 2013	Total	Remainder of 2013	2014 - 2015	2016 - 2017	Thereafter
Purchase obligations	$77.5	$64.1	$8.1	$4.7	$0.6
Capital expenditures obligations	42.5	40.5	2.0	—	—
Leases	5.1	0.6	3.8	0.7	—

	$125.1	$105.2	$13.9	$5.4	$0.6

25.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions included in receivables and other current assets in the consolidated balance sheets.

•

The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. This loan bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 1, 2013, and, at such time as Sadiola has sufficient free cash flow to do so. As at September 30, 2013, this loan had an outstanding balance of $20.9 million (December 31, 2012 – $20.3 million), including accrued interest income.

•	The Company loaned $12.0 million to its joint venture Yatela in 2012 for operating expenses. As at September 30, 2013, the Company reduced the carrying amount of this loan to $nil.

•

During 2012, Sadiola declared dividends of which $16.0 million was the Company’s share and remains outstanding as a related party receivable. It is revalued at the end of each reporting period for foreign exchange movements and had a balance of $16.9 million as at September 30, 2013 (December 31, 2012 – $16.5 million).

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

•

The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at September 30, 2013, the outstanding loan balance was $0.6 million (December 31, 2012 – $5.8 million). For the nine months ended September 30, 2013, the Company advanced $4.0 million and received a repayment of $9.2 million.

•

On August 31, 2011, as consideration for the sale of its shares in Gallery Gold Pty Ltd., the Company received a promissory note from Galane in the amount of $3.8 million at an annual interest rate of 6% payable quarterly commencing November 30, 2011, and with principal repayments to occur in equal installments on February 28, 2013, August 30, 2013 and February 28, 2014. This agreement was amended on July 18, 2013 to extend the final two principal repayment dates to August 30, 2014 and February 28, 2015. However, the Company continues to recognize an allowance on the outstanding balance of $2.5 million as at September 30, 2013. As at December 31, 2012, of the $3.8 million outstanding, $1.3 million was included in other non-current assets with the remaining $2.5 million included in receivables and other current assets.

The Company had the following significant related party transaction included in other non-current assets in the consolidated balance sheets.

•

During 2013, the Company made advances to Sadiola for a total of $22.8 million related to the sulphide project. These advances are considered part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so.

26.	SEGMENTED INFORMATION

	September 30, 2013			December 31, 2012
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$788.7	$935.6	$264.1	$731.3	$876.3	$249.4
Burkina Faso	1,153.0	1,361.6	140.5	976.0	1,187.9	158.5
Canada	853.8	876.7	135.3	768.1	823.8	158.0

Total gold mines	2,795.5	3,173.9	539.9	2,475.4	2,888.0	565.9
Niobium	522.8	593.2	171.3	481.1	538.4	162.6
Exploration and evaluation	544.4	555.9	6.6	549.9	593.9	12.7
Corporate[1]	391.0	837.0	694.4	425.4	1,275.3	749.6

Total per consolidated financial statements	$4,253.7	$5,160.0	$1,412.2	$3,931.8	$5,295.6	$1,490.8

Joint ventures (Mali)[2]	$184.7	$255.5	$146.3	$151.3	$207.6	$99.6

[1]	The carrying amount of the joint ventures is included in the Corporate segment as non-current assets.
[2]

The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

Three months ended September 30, 2013

	Consolidated statement of earnings information							Capital expenditures [2]
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$128.0	$75.0	$16.9	$—	$1.1	$—	$35.0	$19.2
Burkina Faso	97.3	56.4	21.2	—	(0.1)	—	19.8	67.0
Canada	18.3	12.3	0.1	—	—	0.3	5.6	7.1

Total gold mines excluding joint ventures	243.6	143.7	38.2	—	1.0	0.3	60.4	93.3
Niobium	48.0	25.9	6.7	0.2	—	—	15.2	16.4
Exploration and evaluation[3]	—	—	0.4	0.3	12.7	1.4	(14.8)	—
Corporate[4]	1.9	1.7	1.7	12.6	—	(0.7)	(13.4)	—

Total per consolidated financial statements	293.5	171.3	47.0	13.1	13.7	1.0	47.4	109.7
Joint ventures (Mali)[5]	33.8	37.1	1.9	—	0.3	—	(5.5)	16.4

	$327.3	$208.4	$48.9	$13.1	$14.0	$1.0	$41.9	$126.1

Three months ended September 30, 2012

	Consolidated statement of earnings information							Capital expenditures [2]
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$147.9	$64.7	$13.1	$—	$2.2	$—	$67.9	$28.0
Burkina Faso	138.4	52.3	16.6	—	0.9	—	68.6	85.6
Canada	0.6	1.7	0.1	0.5	0.8	0.2	(2.7)	43.4

Total gold mines excluding joint ventures	286.9	118.7	29.8	0.5	3.9	0.2	133.8	157.0
Niobium	47.7	28.2	5.5	0.2	—	(0.1)	13.9	17.2
Exploration and evaluation[3]	—	—	0.3	0.8	22.7	0.9	(24.7)	0.7
Corporate[4]	1.6	1.0	1.7	14.7	5.5	(1.6)	(19.7)	—

Total per consolidated financial statements	336.2	147.9	37.3	16.2	32.1	(0.6)	103.3	174.9
Joint ventures (Mali)[5]	50.6	32.8	3.8	—	1.5	—	12.5	13.6

	$386.8	$180.7	$41.1	$16.2	$33.6	$(0.6)	$115.8	$188.5

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets, capitalized borrowing costs, and excludes corporate capital expenditures.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013

Nine months ended September 30, 2013

	Consolidated statement of earnings information							Capital expenditures [2]
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations
Gold mines
Suriname	$376.9	$193.8	$43.3	$—	$3.6	$—	$136.2	$97.5
Burkina Faso	304.4	160.5	55.2	—	0.3	—	88.4	231.7
Canada	64.7	42.1	2.8	—	0.1	(11.1)	30.8	105.5

Total gold mines excluding joint ventures	746.0	396.4	101.3	—	4.0	(11.1)	255.4	434.7
Niobium	147.5	85.3	19.2	0.6	—	—	42.4	59.5
Exploration and evaluation[3]	—	—	0.9	1.0	47.6	5.2	(54.7)	0.2
Corporate[4]	6.4	4.0	5.2	37.9	—	(1.0)	(39.7)	—

Total per consolidated financial statements	899.9	485.7	126.6	39.5	51.6	(6.9)	203.4	494.4
Joint ventures (Mali)[5]	120.0	100.6	8.7	—	1.7	—	9.0	44.4

	$1,019.9	$586.3	$135.3	$39.5	$53.3	$(6.9)	$212.4	$538.8

Nine months ended September 30, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$467.5	$196.8	$37.9	$—	$7.3	$—	$225.5	$98.3
Burkina Faso	425.1	154.0	56.2	—	2.2	—	212.7	174.0
Canada	12.3	7.0	0.3	0.2	3.0	0.8	1.0	129.0

Total gold mines excluding joint ventures	904.9	357.8	94.4	0.2	12.5	0.8	439.2	401.3
Niobium	144.5	89.1	14.9	0.5	—	—	40.0	51.8
Exploration and evaluation[3]	—	—	0.3	1.2	55.3	1.5	(58.3)	2.0
Corporate[4]	5.4	3.0	5.3	40.9	5.9	0.3	(50.0)	0.7

Total per consolidated financial statements	1,054.8	449.9	114.9	42.8	73.7	2.6	370.9	455.8
Joint ventures (Mali)[5]	146.8	110.7	10.7	—	3.2	—	22.2	37.7

	$1,201.6	$560.6	$125.6	$42.8	$76.9	$2.6	$393.1	$493.5

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets, capitalized borrowing costs, and excludes corporate capital expenditures.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – SEPTEMBER 30, 2013